CUSIP NO. 61945R

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
 (Amendment No. 1 )*

                      Moscow CableCom Corp.
(Name of Issuer)

                      Common Stock, par value $.01
(Title of Class of Securities)

                                 033 501 107
(CUSIP Number)

Thomas A. Klee, Esq.
55 Bath Crescent Lane
Bloomfield, CT 06002-2156
                              (860) 242-0004
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                         February 24, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)         Name of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).
              John S. Grace

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(2)        Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)        [  ]
            (b)        [  ]

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(3)        SEC Use Only

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(4)        Source of Funds (See Instructions):

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(5)        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [   ]

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(6)         Citizenship or Place of Organization:
              Citizen of United States of America

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Number of Shares        (7)        Sole Voting Power:_____________________________________
Beneficially Owned       (8)        Shared Voting Power:___________________________________
By Each Reporting        (9)        Sole Dispositive Power:__________________________________
Person With                 (10)      Shared Dispositive Power:________________________________

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(11)      Aggregate Amount Beneficially Owned by Each Reporting
             Person:

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(12)     Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions):   [     ]
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(13)      Percent of Class Represented by Amount in Row (11):

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(14)      Type of Reporting Person (See Instructions):
            IN

Item 1.             Security and Issuer.

            This Statement relates to the common stock, par value $.01 per share (the "Common Stock") of Moscow CableCom Corp. (formerly Andersen Group, Inc.), a Delaware corporation (the "Issuer"), whose principal executive offices are located at 405 Park Avenue, Suite 1202, New York, NY 10022.

Item 2.             Identity and Background.

(a)                Name:  John S. Grace

(b)               Business Address: Sheffield Investments, Inc., 55 Brookville Road, Glen Head, NY 11545.

(c)                Present Principal Occupation: Private investor.

(d)               During the past five years, Mr. Grace not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)               During the past five years, Mr. Grace has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Grace was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                 Citizen of the United States of America.

Item 3.             Source and Amount of Funds or Other Consideration.

                        Not Applicable.

Item 4.             Purpose of Transaction.

                        Mr. Grace previously acquired the securities for investment purposes.

Item 5.             Interest in Securities of the Issuer.

(a)    Aggregate number and percentage of Common Stock beneficially owned as of the date hereof:  Not Applicable.

(b)    Transactions effected during the past sixty days.  On February 24, 2004, the Issuer acquired 100% of the equity of ZAO ComCor-TV
         ("CCTV") in exchange for 6,250,000 shares of its Common Stock.  Among the shares of Common Stock issued were 2,250,000 shares issued to the stockholders of ABC Moscow Broadband Communication Limited ("MBC") in consideration of the approximately 50%
         equity interest of CCTV owned by MBC.  The Issuer issued 150 shares of its Common Stock for each share of MBC.  Mr. Grace may be deemed to have been the beneficial owner of shares of MBC and in consideration therefore received 300,750 shares of the Issuer's
         Common Stock.  The dilutive effect of the 6,250,000 shares of Common Stock issued in the aggregate had the effect of reducing Mr.
         Grace's deemed beneficial ownership of the Issuer's Common Stock to less than 5%.

 (c)    Not applicable.

 (d)    Not applicable.

 (e)     Date on which the Mr. Grace ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer:  February 24,
          2004.

 Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                        Not Applicable.

 Item 7.             Material to be Filed as Exhibits

                        Not Applicable.

SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2004

                                                                        /s/ John S. Grace
                                                                        John S. Grace